For Immediate Release

CNSX:QSS

CORPORATE UPDATE

APRIL 14,  2011,  VANCOUVER, BC:  QMI SEISMIC  INC.  (CNSX:  QSS) (th e “Comp any” or “QMI”)  is

providing this  corporate update  regarding  its  current activities  and  future  plans.

As  previously  announced,  QMI  entered  into  a  distribution  agreement for the  sale  of  electronic

safety  systems.   The  Company  continues  to  market  these  products,  however the  QMI  Board  of

Directors  believes  it to  be  in  the shareholder’s  interest  for the C ompany  to look  for n ew

business opportunities.   The  Company’s  board has  extensive  experience  and  contacts  in  a variety  of  sectors;  they  will take  advantage of  these  avenues  to  advance the Company’s  long terms  goals  and  enhance  shareholder value.

At  the  Annual  General  Meeting, the  Company  will provide  an  update  of  its  activities  and  report on  any new  business developments.

About Q MI  Seismic  Inc.:

QMI markets a nd dist ributes  advanced  commercial,  industrial, and  residential electronic  safety syste ms  that detect the  presence  of gas leaks, water leaks, and seismic  vibrations  then signal  controls to shut off g as valves,

water valves, and power inputs.  QMI  holds  distribution  agreements  in a nu mber  of international regions for

products with p atented  technology  that  allow for remote  gas and  water shutoff.   The  seismic  detection  products

that  it markets a nd dist ributes  are used  by some  of the  world’s la rgest companies and  organizations including

NASA  and G.E. Rail.  The  advanced  early warning  systems  are designed  to remotely  shut-off utilitie s in  the  event of an ear thquake and  to  provide early  warning  to  households.

On Behalf of the Board:

Navchand Jagpal, President

QMI SEISMIC INC.

1250  West Hastings Street

Vancouver, BC

V6E  2M4

“The statements in this press Release may contain forward looking statements that involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.”

THE CANADIAN NATIONAL STOCK EXCHANGE HAS NOT REVIEWED  AND DOES NOT ACCEPT RESPONSIBILITY FOR THE AD EQUACY OR  ACCURACY OF THIS RELEASE